

April 1, 2010

Ms. Melanie Farrand
Treasurer and Principal Financial Officer
Shoshone Silver Mining Company
3714 W Industrial Loop
Coeur d'Alene, ID 83815

> **Re:** **Shoshone Silver Mining Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 12, 2010**
> **Form 10-Q for the three month period Ended December 31, 2009**
> **Filed February 12, 2010**
> **File No. 000-31184**

Dear Ms. Farrand:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Report of Independent Registered Public Accounting Firm, page 39

1.   We note your current auditors refer to the year ended September 30, 2008 in both the scope and opinion paragraphs of their report which does not correspond to the nine month period ended September 30, 2008 included in your financial statements. Please obtain and file an audit report that covers those periods for which you have provided financial statements.

Consolidated Statement of Cash Flows, page 45

2.   We note that you report the cash activity associated with certain advances and notes receivable as financing activities. Please tell us how your classification of these cash flows is in compliance with the definition set forth in FASB ASC Section 230-10-20 and the examples provided by FASB ASC paragraphs 230-10-45-14 and 15. Generally disbursements for loans made by an entity and receipts from the collection of those loans represent cash flows from investing activities.

3.   We note that within the non-cash investing and financing section of your statements of cash flows you have labeled $1,865,363 as "Note receivable (net of discount) in connection with sale of load claim." Based on your discussion of your Mexico properties at page 58, this line item appears to be related to your sale of the Mexican mining concessions. Please modify your labeling of this line item to provide an accurate description of this non-cash activity.

Note 18 – Acquisition of Assets From Kimberly Gold Mines, Inc, page 65

4.   We understand that on March 12, 2009, you purchased Kimberly Gold Mines, Inc., including a mill and various interests in mining rights located in Idaho and Washington, by issuing 12,145,306 shares of your common stock, which you valued at $2,185,126. We note you filed a Form 8-K on March 20, 2009 to announce this acquisition but have not filed separate financial statements of Kimberly Gold Mines, Inc. or pro forma financial statements as would ordinarily be required by Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X, given the apparent significance of this acquisition. Please read the general view concerning acquisitions of entities expressed in Rule 11-01(d) of Regulation S-X and tell us how you concluded that you were not required to file financial statements of this entity to comply with the aforementioned guidance.

Form 10-Q for the three month period Ended December 31, 2009

Controls and Procedures, page 19

5.   Your disclosures indicate that during the quarter ended December 31, 2009, you instituted additional review procedures over the financial reporting function to

remediate deficiencies in your internal control over financial reporting. However you also have disclosures stating that there have been no changes in internal control over financial reporting for the same period. Please resolve this apparent inconsistency.

Engineering Comments

6.   We note that on your website and in some press releases you have referred to or used the terms measured, indicated, and inferred, resources. If you continue to utilize these terms in quantifying mineralization other than proven and probable reserves, please provide the following cautionary language adjacent to your disclosure:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as measured, indicated, and inferred resources, which the SEC guidelines generally prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be found on the SEC's website at http://www.sec.gov/edgar.shtml.

Please indicate the location on your website where you have placed this note.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief